28 West 44th Street, 16th Floor
New York, NY 10036

                                                                                August 17, 2007

VIA EDGAR AND BY HAND

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:    Symmetry Holdings Inc.
                           Amendment No. 1 Proxy Statement on Schedule 14A
                           Filed August 17, 2007
                           File No. 001-33342

  Dear Mr. Reynolds:

     On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated August 13, 2007 to Gilbert E. Playford, Chairman of the Board of the Company, relating to the above-captioned Proxy Statement. As Mr. Playford is the Company’s non-executive Chairman, we would appreciate it if you could send any further comments directed to the attention of Mr. Corrado De Gasperis, Symmetry’s Chief Executive Officer, at the address above. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

1.	Please include the Symmetry and Novamerican website addresses in appropriate locations in the proxy statement.

The Company has revised the disclosure in the Letter to the Stockholders and on pages iii and 119 of the Proxy Statement (sections entitled “Introduction” and “Where You Can Find More Information”) to add Symmetry’s and Novamerican’s website addresses in response to the Staff’s comments.

Securities and Exchange Commission
August 17, 2007

2.	Please disclose whether any finder’s fee has been paid as a result of this transaction.

        The Company hereby supplementally confirms that no finder’s fee has beenor will be paid as a result of this transaction, and has revised the disclosure on pages 4 (footnote (b) and 42 of theProxy Statement(sections entitled “Questions And Answers About The Acquisition Proposal – How is Symmetry paying for the acquisition?” and “The Acquisition Proposal – Background of the Acquisition”) in response to the Staff’s comment.

3.

We note that the company will finance a substantial portion of the purchase price with debt financing. Please revise the disclosure here and throughout your document — particularly the risk factors, to disclose:

•     The interest rate, and interest rate formula, for each debt facility,

•     The amount of fees and expenses associated with the borrowings;

•     A comparison of the company’s expected debt levels against its historical debt level;

•     The anticipated cash interest and principle payments on an annualized basis;

•     The amount of cash flows available to the company to make these payments based on your most recent statement of cash flows;

•     A discussion of the security used for the financing;

•     A description of all applicable debt covenants — including specific disclosure of each calculation;

•     A discussion of any assurances and conditions required as part of the financing; and

•     An indication whether management believes it will be forced to refinance this borrowing prior to repayment and/or seek alternative forms of financing.

The Company has revised the disclosure on pages 4 – 5, 11 – 12, 24, 25, 26 and 52 – 53 of the Proxy Statement (sections entitled “Questions And Answers About The Acquisition Proposal – How is Symmetry paying for the acquisition?”, “Summary of the Proxy Statement – Acquisition Financing,” “Risk Factors” (risk factors number 2, 3, 4, 5 (new risk factor addressing variable interest rates), 6 and 7) and “The Acquisition Proposal”) in response to the Staff’s comments.

4.	Please revise to disclose throughout the proxy statement whether the $91 million required to be on hand at closing will be distributed as part of a dividend or the “special dividend.”

Securities and Exchange Commission
August 17, 2007

The Company has revised the disclosure on pages 10, 57 and 61 of the Proxy Statement (sections entitled “Summary of the Proxy Statement,” “The Arrangement Agreement –Acquisition Consideration; Funding,” and “The Arrangement Agreement – Special Dividend”) to clarify that the $91 million required to be on hand at closing will not be distributed as part of a special dividend to Novamerican’s stockholders. Rather, the $91 million cash on hand is a condition to closing and will be acquired by Symmetry as part of the acquisition of Novamerican. Only cash in excess of the $91 million, assuming certain other conditions are satisfied, will be distributed to the Novamerican stockholders as a special dividend.

Proxy Card

5.	Please include a proxy card or direct us to its location.

The Company has included a form of the proxy card following the annexes in its filing of Amendment No. 1.

Letter to Stockholders

6.

We note the statement that the board determined the transaction was in the best interests of Symmetry’s stockholders. Each time you make such statement in the proxy statement, clarify whether a fairness opinion was obtained.

The Company has revised the disclosure in the Letter to the Stockholders and on pages 3, 14, and 56 of the Proxy Statement (sections entitled “Questions and Answers About the Acquisition Proposal – Does Symmetry’s board of directors recommend voing for the acquisition proposal?” , “Summary of the Proxy Statement – Symmetry’s Board of Direcors’ Recommendation”, and “The Acquisition Proposal - Recommendation”) in response to the Staff’s comments.

Summary of the Material Terms of the Acquisition, page 1

7.	Please disclose whether the business combination is contingent upon a vote by the Novamerican shareholders approving the business transaction.

The Company has revised the Summary of the Material Terms of the Acquisition, page 1, second bullet, of the Proxy Statement to disclose that the business combination is contingent upon the approval of the stockholders of Novamerican holding at least 66 2/3% of the votes cast at the stockholders’ meeting.

8.

We note the paragraph that begins “[t]o fund the acquisition and related fees and expenses, Symmetry will use up to 14.0 million of funds from the trust fund ....” Please reconcile the amounts in this paragraph with the amounts in the table on page four and elsewhere in the proxy statement.

Securities and Exchange Commission
August 17, 2007

The Company has revised the Summary of the Material Terms of the Acquisition, page 1, sixth bullet, to correct this typographical error. The correct amount should be $140.0 million.

Questions and Answers About the Acquisition Proposal, page 2

General

9.	Please add a question and answer that indicates the number of shares owned by officers and directors from the IPO or purchased in the aftermarket.

The Company has added a question and answer on revised page 5 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal – Did any of Symmetry’s officers or directors purchase securities in or after is initial public offering?”) which indicates the number of securities (units) purchased by officers and directors in the IPO or purchased in the aftermarket, in response to the Staff’s comments.

10.

Please add a question and answer that discusses the process of obtaining approval of the business combination from the shareholders of Novamerican. Please disclose the number of shareholders of Novamerican. Also disclose the timing of the vote and the percentage of votes required for approval.

The Company has added a question and answer on revised page 7 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal - Do Novamerican’s stockholders need to approve the acquisition?”) that discusses the process of obtaining approval of the business combination from the shareholders of Novamerican and that otherwise responds to the Staff’s comments.

11.

In the question “What is being voted on” or under a separate question, please discuss whether Symmetry will issue additional shares in connection with the business combination and whether current shareholders will own their same percentage of outstanding shares of Symmetry following the business combination.

The Company has added a question and answer on revised page 5 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal – Will Symmetry issue additional shares in connection with the acquisition?”) that discusses the issuance of additional securities in connection with a private placement of units to be closed simultaneous with the closing of the acquisition and the impact of such issuance on the percentage of outstanding shares of Symmetry owned by the public stockholders.

Securities and Exchange Commission
August 17, 2007

“Why is Symmetry proposing the acquisition?” page 2

12.

We note the statement “to acquire a company with an existing, historically reliable cash flow.” Please briefly discuss whether the board of directors, in their proposal to acquire Novamerican, considered the impact that the large amount of debt financing would have upon Novamerican’s cash flows.

The Company has revised the answer to this question on page 2 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) in response to the Staff’s comments.

“Did the directors of Symmetry make a determination as to the value of Novamerican?” page 3

13.	Please discuss the total amount of value that the board of directors determined for Novamerican. Briefly discuss how this value was determined.

The Company has revised the answer to this question on page 3 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) in response to the Staff’s comments.

“How is Symmetry paying for the acquisition?” page 4

14.	Please discuss in greater detail the transaction costs, e.g. finder’s fee.

The Company has revised the answer to this question on page 4 (footnote (b)) of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) in response to the Staff’s comments.

15.	Please briefly discuss the interest fees under the debt arrangements.

The Company has revised the answer to this question on page 5 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) by adding additional disclosure regarding the interest rates and pro forma interest expense relating to the debt financing.

“What additional conversion procedures are required if my shares are held in ‘street name’?” page 5

16.

You indicate that a decision to convert or withdraw a conversion must be made on the business day prior to the date of the special meeting. Page 12 of the S-1 registration statement indicates that a request for conversion may be withdrawn any time up until the date of the meeting of stockholders. Please reconcile or advise.

Securities and Exchange Commission
August 17, 2007

The Company has revised the answer to this question on page 6 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal – What additional conversion procedures are required if my shares are held in “street name”?”) and on page 38 (section entitled “The Symmetry Special Meeting – Conversion Procedures”) in response to the Staff’s comments, to indicate that a request for conversion may be withdrawn any time up until the commencement of the special meeting.

“How do I exercise my conversion rights?” page 5

17.	Please state how an improperly executed demand for conversion can be remedied.

The Company inadvertently omitted its proxy card with the filing of its preliminary proxy and has now submitted it with Amendment No. 1. In addition, the Company has revised its disclosure on pages 4 and 37 of the Proxy Statement (sections entitled “Questions and Answers About the Acquisition Proposal – What do I do if I want to change my vote or revoke my proxy?” and “The Symmetry Special Meeting – Changing Your Vote or Revoking Your Proxy” ) to indicate that a stockholder can revoke his proxy or change his vote, including in a situation where the stockholder has previously improperly executed their demand for conversion, at any time so long as such revocation or changed vote is received by the Company prior to the commencement of the special meeting.

In addition, the Company has thoroughly reviewed the disclosure in the Proxy Statement on pages 6 and 38 (as noted above in response to Comment 16) and the proxy card (submitted with Amendment No. 1) setting out the procedures for a stockholder to exercise their conversion rights and believes such disclosure is clear and specific thereby minimizing the potential for a stockholder to improperly exercise their conversion rights.

“What happens to the funds deposited in the trust account on consummation of the acquisition?” page 5

18.	In discussing what will happen to the funds held in the trust account, please clarify the maximum amount that may be available after the acquisition and the minimum amount that may be available.

The Company has revised the answer to this question on page 7 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) in response to the Staff’s comments.

“What happens if the acquisition is not consummated?” page 6

19.

Please revise the question and answer to also discuss the dissolution process, since the dissolution will occur prior to liquidation. Provide clear disclosure throughout the proxy statement that the dissolution is required prior to liquidation of the trust.

Securities and Exchange Commission
August 17, 2007

The Company has revised the answer to this question on page 6 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) and on page 55 (section entitled “The Acquisition Proposal – Consequences if Acquisition Proposal is Not Approved”) in response to the Staff’s comments, to discuss the dissolution process and to indicate throughout the Proxy Statement that dissolution is required prior to liquidation of the trust.

20.

Please discuss the source of funds and the timing of the payment if the company is required to pay the reverse break fee of $5 million. Also discuss whether the officers and directors have agreed to be personally liable for the payment of the break fee.

The Company has revised the answer to this question on pages 7 - 8 and revised the disclosure on pages 55 – 56 of the Proxy Statement (sections entitled “Questions and Answers About the Acquisition Proposal” and “The Acquisition Proposal – Consequences if Acquisition Proposal is Not Approved”) in response to the Staff’s comments.

“Summary of the Proxy Statement” page 7

21.

Please disclose the specific amount or range of the special dividend. Also disclose the effect of the special dividend upon the board of directors’ determination of the total value of Novamerican. It may be appropriate to discuss this information in more detail in other parts of the proxy statement.

The Company has revised the disclosure on pages 10 and 61 of the Proxy Statement (sections entitled “Summary of the Proxy Statement – The Acquisition” and “The Arrangement Agreement – Special Dividend”) in response to the Staff’s comments.

22.

For each entity listed in the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Symmetry Holdings. Also revise accordingly the tables on pages 33 and 99.

The Company has revised the footnotes to the stock ownership tables on pages 13, 38 and 112 of the Proxy Statement in response to the Staff’s comments, to disclose the natural persons that have ultimate voting or dispositive control of the shares for each entity listed in the table or, where the name of the natural person that has ultimate voting or dispositive control of the shares was not publicly available, the names of the principals of such entities.

Interests of Symmetry Directors, Officers and Special Advisor on the Acquisition, page 10; Interests of directors and Officers of Novamerican in the Acquisition, page 11

23.	Clearly state the names of those officers and directors that will remain after the acquisition. Specifically name those officers that will enter into employment

Securities and Exchange Commission
August 17, 2007

agreements. Also, we note that the compensation will not be determined until after the transaction. Provide clear disclosure that the investors will not have the information regarding compensation arrangements at the time they vote on the acquisition and the resultant risks. Add a risk factor.

The Company has revised the disclosure on pages 15, 16, 107 and 110 – 111 of the Proxy Statement (sections entitled “Summary of the Proxy Statement – Interests of Symmetry Directors, Officers and Special Advisor in the Acquisition,” “ – Interests of Directors and Officers of Novamerican in the Acquisition,” “Directors and Management Following the Acquisition,” and “Certain Relationships and Related Party Transactions – Conflicts of Interest”) in response to the Staff’s comments and has added a risk factor on page 30 entitled “You will not have specific information on the compensation arrangements for our officers at the time you vote on the acquisition as the compensation arrangements will not be determined until after the consummation of the acquisition. ”

Certain Other Relationships, page 12

24.	Please discuss the services provided by CIBC World Markets and whether any portion of this fee would be considered a finder’s fee.

The Company has revised the disclosure on page 17 of the Proxy Statement (section entitled “Certain Other Relationships”) in response to the Staff’s comments. In addition, the Company hereby supplementally confirms that no finder’s fee has been or will be paid as a result of this transaction.

Risk Factors, page 19

25.	In the last risk factor on page 26, please identify all vendors from whom you were unable to obtain waivers.

The Company has revised the risk factor entitled “If third parties bring claims against us, the proceeds held in the trust account could be reduced and the liquidation price per share received by public stockholders could be less than the pro rata amount held in the trust account” on pages 32 – 33 of the Proxy Statement to specifically identify all vendors from whom Symmetry was unable to obtain a waiver of claims against the trust account.

The Symmetry Special Meeting, page 30

Solicitation Costs, page 32

26.	Please clarify whether anyone is receiving compensation for solicitation and, if so, the amount of compensation.

            The Company’s current disclosure onrevised page38of theProxy Statement(section entitled“The Symmetry Special Meeting – Solicitation Costs”)states that Symmetry’s directors and officers may solicit proxies on behalf of Symmetry’s

Securities and Exchange Commission
August 17, 2007

board of directors, but that such persons “will not receive any additional compensation for these services.” Symmetry supplementally advises that, at this time, it has not retained the services of any other person or entity to solicit proxies on its behalf.

27.	We note the reference to soliciting proxies by the telephone or other electronic means. Please confirm that the information will comply with Rule 14a-4.

             The Company supplementally confirms that it will comply with Exchange Act Rule 14a-4 in soliciting proxies bytelephone or other electronic means.

The Acquisition Proposal, page 35

Background of the Acquisition, page 35

28.	Please explain the reference to “The Decalogue.”

        The Company has revisedthe disclosure onpage41of theProxy Statement(section entitled “The Acquisition Proposal – Background of the Acquisition”) in response to the Staff’s comments.

29.	Please explain whether Symmetry entered into any agreements with the entities through which you identified potential acquisition targets. State whether any finder’s fees were paid or will be paid to any of these entities.

        The Company has revisedthe disclosure onpage42of theProxy Statement(section entitled “The Acquisition Proposal – Background of the Acquisition”)to disclose that the Company has not entered into any agreements with any entities through which it identified potential target companies and that no finder’s fees have been or will be paid in connection with such work or the acquisition of Novamerican.

30.	On page 36, we note that Symmetry entered into eight non-disclosure agreements and entered into three non-binding indicative interest letters. Please revise to describe in greater detail the efforts made by Symmetry in connection with these companies. Clarify whether negotiations continued with companies other than Novamerican.

        The Company has revisedthe disclosure on pages 42 - 43of theProxy Statement(section entitled “The Acquisition Proposal – Background of the Acquisition”) in response to the Staff’s comments, to enhance itsdisclosure to include greater detailas toitsefforts with targetcompanieswith whom it entered into non-disclosure agreements and to whom it provided non-binding indicative letters of interest. The Company has also revised its disclosure with regard to the timing of such effortswith regard toitsnegotiations with Novamerican.

Securities and Exchange Commission
August 17, 2007

31.	Please clarify whether you were contacted by any entities prior to the completion of the IPO regarding potential target businesses, including Novamerican or its representatives.

The Company has revised the disclosure on page 41 of the Proxy Statement (section entitled “The Acquisition Proposal – Background of the Acquisition”) to state that it had received several unsolicited contacts from target companies, not including Novamerican, prior to the consummation of its IPO.

32.

Please clarify whether there were any communications or other contact, direct or indirect, between Symmetry and Novamerican or any affiliates of either entity or third parties on behalf of these entities prior to March 12, 2007.

The Company has revised its disclosure on page 42 of the Proxy Statement (section entitled “The Acquisition Proposal – Background of the Acquisition”) to clarify that there were no communications between Symmetry and Novamerican or any of their affiliates or third parties on their behalf prior to March 12, 2007, in response to the Staff’s comments.

33.	Please clarify whether there is any affiliation between Symmetry and Novamerican or any of the officers, directors, special advisors or affiliates.

The Company has revised its disclosure on page 42 of the Proxy Statement (section entitled “The Acquisition Proposal – Background of the Acquisition”) to reflect that there is no affiliation between Symmetry and Novamerican or any of their officers, directors, special advisors or affiliates.

34.	Please provide a more detailed discussion regarding how the companies were made aware of the business opportunity.

The Company’s current disclosure on revised page 42 of the Proxy Statement (section entitled “The Acquisition Proposal – Background of the Acquisition”) provides that Symmetry made potential target companies aware of its efforts to source a potential business combination through its contacts with “over 30 different deal sources identified by the officers and directors from their business experience and network of business associates developed prior to joining Symmetry” and that “[t]hese deal sources included investment banks and other third-party intermediaries as well as private equity firms, multi-division corporations and other business owners. ” Symmetry believes that this disclosure comprehensively discloses how it made potential target companies aware of its efforts.

Securities and Exchange Commission
August 17, 2007

35.	Please explain how and why Symmetry chose Novamerican over other candidates with which to enter into a definitive acquisition agreement.

The Company has revised its disclosure on pages 42 - 44 of the Proxy Statement (section entitled “The Acquisition Proposal – Background of the Acquisition”) in response to the Staff’s comments.

Symmetry’s Reasons for the Acquisition and Recommendation of the Symmetry Board, page 39

Attractive Valuation, page 41

36.

For each valuation method, please describe in detail how the debt servicing obligations, in connection with the business combination, affect the board of directors’ valuation of the company including its analysis of projected cash flows.

The Company has revised its disclosure on pages 47 – 48 of the Proxy Statement (section entitled “The Acquisition Proposal - Attractive Valuation”) in response to the Staff’s comments, to add detail to clearly indicate that the board of directors considered the acquisition debt financing and the servicing of that debt in their evaluation, and to add disclosure to indicate how the debt servicing obligation affected the projected cash flow analysis.

37.

We note the companies listed as comparables on page 42. Because enterprise value is a determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues and profits for the comparable companies and compare them to those of GFA so that investors can determine if they are in fact reasonably comparable.

The Company has revised the table on pages 49 - 50 of the Proxy Statement (section entitled “The Acquisition Proposal - Attractive Valuation – Publicly Traded Comparable Companies”) in response to the Staff’s comments, to modify the table to include the revenue, net income and EDITDA amounts for each company presented, and to add Novamerican to the table for comparative purposes.

38.

Please provide a summary of the financial forecasts and estimates provided by Novamerican and clarify how Symmetry used them in the valuation determination. So that investors can understand the context of those figures, please compare them to historic and current financial data of the company.

The Company has revised the disclosure on pages 48 and 50 and 51 of the Proxy Statement (section entitled “The Acquisition Proposal - Attractive Valuation- Discounted Cash Flow Analysis” and “Summary Valuation Methods”) in response to the Staff’s comments, to add details to the major assumptions of the projected

Securities and Exchange Commission
August 17, 2007

financial results and to add historical amounts for Novamerican for comparative purposes where applicable.

39.	Clarify throughout the valuation discussion that the projections were made only with respect to determining valuation of the transaction, that investors should not rely upon these projections as estimates of future results, and that investors should not place undue reliance upon these projections.

        The Company has revisedthe disclosure onpages48 and 50of theProxy Statement(section entitled “The Acquisition Proposal -Attractive Valuation”) in response to the Staff’s comments, to add the following sentences throughout such section:“The projected financial results were made solely for the purpose of determining valuation and, as the projections are based on numerous assumptions, including those discussed below, undue reliance should not be placed on them as an indication of future results. Actual future results may vary significantly from projected future results.”

40.

We note that you considered several different valuation methods in evaluating the acquisition. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable.

The Company has revised the disclosure on pages 47 - 51 of the Proxy Statement (section entitled “The Acquisition Proposal - Attractive Valuation”) in response to the Staff’s comments, to enhance the disclosure in each valuation method regarding how the Company determined the multiples in each analysis, the assumptions made for determining the projected future results, the basis for choosing the comparable transactions and comparable public companies.

Summary of Valuation Methods, page 43

41.	Please provide a more detailed discussion of the consideration given to the negative factors.

            The Company has revised the disclosure on page 51 of the Proxy Statement (section entitled “The Acquisition Proposal – Summary of Valuation Methods”) in response to the Staff’s comments, to include a more detailed discussion related to the consideration given by Symmetry’s board of directors to the negative factors concerning the acquisition.

Securities and Exchange Commission
August 17, 2007

Equity Financing, page 43

42.	Please disclose the date in which the sale of the securities in the private placement will occur. Also disclose in the proxy statement whether these shares will be voted in the proposal to approve the acquisition. See also the question and answer on page 3 regarding the amount of common stock currently owned by officers and directors.

        The Company has revisedthe disclosure onpage52of theProxy Statement(section entitled “The Acquisition Proposal –Acquisition Financing –Equity Financing”)to clearly state that the private placement will not occur until after the Symmetry special meeting on the acquisition proposal and thus such shares will not be voted at such meeting. Accordingly, the Company believes that the question and answer on page 3 relating to the percentage of outstanding shares of common stock presently owned by Symmetry’s directors and officers does not need to be modified.

Consequences if Acquisition Proposal is Not Approved, page 45

43.	Provide a detailed discussion of the dissolution and liquidation process. Clarify the timing of the various steps involved in the process.

        The Company has revisedthe disclosure onpage55 of theProxy Statement(section entitled “The Acquisition Proposal – Consequences if Acquisition Proposal is Not Approved)in response to the Staff’s comments, todiscuss in detail the dissolution and liquidation processincluding the timing of the various steps involved.

Acquisition Consideration: Funding, page 47; Special Dividend, page 51

44.

Please clearly disclose here and in the forepart of the proxy statement whether the special dividend is in addition to the $585 million purchase price. Please disclose if there is any cap on the amount of the special dividend. Also disclose if Novamerican currently meets the conditions of the special dividend, and if so, what would be the amount of the dividend. In addition, explain the purpose of the special dividend.

The Company has revised the disclosure on pages 10, 57 and 61 of the Proxy Statement (sections entitled “Summary of the Proxy Statement – The Acquisition,” “The Arrangement Agreement – Acquisition Consideration; Funding” and “ – Special Dividend”) in response to the Staff’s comments.

Securities and Exchange Commission
August 17, 2007

Other Relevant Agreements, page 55

45.	Please disclose the material terms of any employment and consulting agreements. Include in the annex to the proxy statement.

The Company has not entered into any employment or consulting agreements in connection with the operation of the Company subsequent to the acquisition of Novamerican.

Principle Stockholders, page 99

46.	Please discuss whether the information in the principal stockholders table would change upon completion of the business combination.

The Company has revised the disclosure on pages 13 - 14, 39 - 40, and 112 -113 of the Proxy Statement (sections entitled “Summary of the Proxy Statement,” The Symmetry Special Meeting” and “Principal Stockholders”) to provide additional detail on the percentage of outstanding shares that will be beneficially owned by all directors, officers and special advisor as a group subsequent to the consummation of the private placement of units simultaneous with the closing of the acquisition.

Please contact the undersigned at (646) 429-1540 or (917) 207-7924 with any questions you may have regarding the foregoing.

                                                                                                                  Very truly yours,

                                                                                                                  Karen G. Narwold, Esq.

cc:    Corrado De Gasperis, Chief Executive Officer
         Symmetry Holdings Inc.

         Ronald E. Alper, Esq.
         Thomas Kluck, Esq.
         Securities and Exchange Commission

         Todd E. Mason, Esq.
         Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.